December 21, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (202)347-2172

Thomas A. Vento
President and Chief Executive Officer
Prudential Bancorp, Inc. of Pennsylvania
1834 Oregon Avenue
Philadelphia, Pennsylvania 19145

Re:	Prudential Bancorp, Inc. of Pennsylvania
	Amendment No. 1 to Form S-1, filed December 9, 2004
	File No. 333-119130

Dear Mr. Vento:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your comment to prior comment 2. We note that we have not received the proposed map.

Our Dividend Policy - page 9

2. We note your response to prior comment 8. Please state clearly in the first sentence that the company has not yet decided whether to pay a dividend or not. Please make corresponding changes elsewhere as appropriate.


Non-Interest Expense  -  page 45

3. We note you provided an additional $500,000 contribution in
2004
to reduce the funding deficiency on your multi-employer defined benefit pension plan. Your disclosure on page 43 of Management`s Discussion and Analysis (General) indicates pension expense increased
$831,000 due to reduced rates of return on pension assets and your decision to reduce the level of the plan`s funding deficiency. We also refer to your disclosure in Note 12 to the financial statements in which you state that the information regarding the actuarial present value of vested and nonvested benefits and fair value of plan assets for the separate employers in the plan is not available.
In
light of the above, please address the following questions:

* Please revise your Management`s Discussion and Analysis disclosures to more clearly quantify and discuss the relevant components comprising total pension expense for 2004 and prior periods;
* Please supplementally tell us how you determined the appropriateness of the accruals referred to above and provide a detailed analysis or other methodology used to determine these amounts in 2004 and in prior periods;
* Please cite the relevant authoritative literature you used to conclude your accounting was appropriate for all periods presented;
* How you were able to conclude your accounting was consistent with the relevant guidance when specific information regarding the actuarial present value of vested and nonvested benefits and fair value of plan assets for your portion was not available.

Market Area and Competition - page 53

4. We note your response to prior comment 22. However, please revise your disclosure to discuss demographic trends over the last several years, in addition to statistics for last year. We note, for example, that in Table 2.2 of the appraisal report, it indicates that population and households decreased in both counties from 2000 to 2003. We also note the income distribution chart at the bottom of that table.

5. Please revise the sentence discussing household growth to make it more obvious that growth in Philadelphia County was negative. The use of parentheses to indicate a negative number may not be immediately clear to all readers.

Allowance for Loan Losses Allocation Table  -  page 69

6. Please include a textual discussion detailing how you
determined
the allocation of the allowance for loan losses for each component
or
other category of lending risk. For example, we note that your construction and land development component increased to almost 23%
of your total loans in 2004 as compared to 16% in 2003. You allocated almost $226,000 in 2003 and $197,000 in 2004 even though these loans grew in excess of $15 million. Additional disclosure in this area will allow a reader to more fully understand how you considered facts and circumstances in your determination of the relevant allocated amounts.

Employment and/or Change in Control Agreements

7. Please quantify the benefits discussed, including the initial annual base salary and the change-in-control payments.

*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Spitz, Staff Accountant, at (202) 824-
5477
or John Nolan, Branch Chief, at (202) 942-1783 if you have questions regarding comments on the financial statements and related matters.
Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Raymond Tiernan, Esq.
	Philip Ross Bevan, Esq.
	Elias, Matz, Tiernan & Herrick, L.L.P.
 	734 15th Street, N.W.,
	12th Floor
	Washington, D.C. 20005



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Prudential Bancorp, Inc. of Pennsylvania
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